UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-70118

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prime Number Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14 Myrtle Drive
(No. and Street)

Great Neck	NY	10021
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hao Sheng	516-582-9666	hao.sheng@pncps.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Co. CPAs, Chtd
(Name – if individual, state last, first, and middle name)

505 N. Murlen Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hao Sheng _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prime Number Capital LLC _____ , as of 12/31 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
COO

JING YE
Notary Public, State of New York
Registration #02YE6364324
Qualified In Nassau County
Commission Expires Sept. 25, 20 __

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PRIME NUMBER CAPITAL, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For The Year Ended

December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Prime Number Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Prime Number Capital, LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Prime Number Capital, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Prime Number Capital, LLC's management. Our responsibility is to express an opinion on Prime Number Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Prime Number Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital in Accordance with Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule IV – Schedule of Aggregate Indebtedness have been subjected to audit procedures performed in conjunction with the audit of Prime Number Capital, LLC's financial statements. The supplemental information is the responsibility of Prime Number Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital in Accordance with Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule IV – Schedule of Aggregate Indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Prime Number Capital, LLC's auditor since 2024.

Olathe, Kansas
April 2, 2025

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

April 2, 2025

To the Member
Prime Number Capital, LLC

In connection with our audit of the financial statements and supplemental information of Prime Number Capital, LLC for the year ended 2024, we will issue our report thereon dated April 2, 2025. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2024. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Prime Number Capital, LLC in its 2024 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses to account for Basis of Presentation, Use of Estimates, Cash and Cash Equivalents, Accounts Receivable, Depreciation, Revenue Recognition, Income Taxes, Marketing, Travel, General and Administrative Expenses, Subsequent Events, Fair Value Hierarchy. These policies and practices are considered critical because these policies have a profound impact on how accounting is recorded for this entity. Changes in accounting standards would impact the future determination of critical policies and practices

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate affecting the financial statements was:

> Management's estimates of the allowance for bad debts are based on management judgement. We evaluated the key factors and assumptions used to develop the assumptions in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's

policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We noted that for this Company's size and complexity there were proper accounting processes, checks and balances including review with outside third parties.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There were no identified misstatements in the audit.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and we will discuss with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report pursuant to SEC Rule 17a-5, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a disagreement on a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I – Computation of Net Capital in Accordance with Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule IV – Schedule of Aggregate Indebtedness that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Prime Number Capital, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

David Lundgren & Co.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Prime Number Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prime Number Capital, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Prime Number Capital, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Prime Number Capital, LLC's management. Our responsibility is to express an opinion on Prime Number Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Prime Number Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Prime Number Capital, LLC's auditor since 2024.

Olathe, Kansas
April 2, 2025

PRIME NUMBER CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Current Assets

Cash & Cash Equivalent	$	2,330,417
Investments		2,815,401
Clearance Account		202,409
Receivables		37,193
Other Current assets		42,990
Total Current Assets		5,428,411

Property & Equipment

Lease Asset		259,579

TOTAL ASSETS	$	5,687,990

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Project Advances	$	2,312,829
Commission payable		913,602
Other payable		346,637
Deferred Revenue		671,410
Total Current Liabilities		4,244,478
Lease Liability		280,409

Total Liabilities		4,524,887

Member's Equity

Member's Equity		1,163,103

Total Liabilities and Shareholders' Equity	$	5,687,990

The accompanying notes are an integral part of the financial statements.

PRIME NUMBER CAPITAL, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2024

REVENUE

Underwriting fee	$	448,001
Financial advisory fee		343,032
Trading commission		48,932
Interest and dividend income		275,927
Capital gain		12,952
Reimbursed prior-year expenses		274,604
		1,403,448

OPERATING EXPENSES

Employee Compensation & Benefits	905,461
Direct deal related cost - Clearing fee, legal and other	85,321
Consulting & service fee	26,556
Occupancy	174,602
General & administrative	10,242
Supply & Technology	28,394
Travel	68,413
Marketing expenses	3,197
Regulatory fees	36,983
Charitable Contribution	22,012
Interest expenses	532
	1,361,713

Net Income	$	41,735

The accompanying notes are an integral part of the financial statements.

PRIME NUMBER CAPITAL, LLC
STATEMENT OF CHANGE IN MEMBERS' EQUITY
Year Ended December 31, 2024

	Member's capital	Additional Paid-in Capital	Retained Earnings	Total
Balance at Dec 31, 2023	$ 50,000	$ 1,502,716	$ 1,316,776	$ 2,869,492
Addition (Withdrawl)		(738,526)	(1,009,598)	(1,748,124)
Income from operations			41,735	41,735
Balance at Dec 31, 2024	$ 50,000	$ 764,190	$ 348,913	$ 1,163,103

The accompanying notes are an integral part of the financial statements.

PRIME NUMBER CAPITAL, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	41,735
Adjustments to reconcile Net Income to Net Cash provided by operations		
(Increase) Derease in Operating Assets		
Receivables		(34,081)
Clearance Account		(93,473)
Lease liability		(105,995)
Accounts payable, accrued expenses, other liabilities		(2,970,992)
Net cash provided by operating activities		(3,162,806)
Cash flows from Investing activities		
Morgan Stanley Acct - Investment		3,122,757
Fixed Asset		127,264
Occupancy - Security Deposit		5,230
Occupancy - Lease Asset		99,439
Net cash used by financing activities		3,354,688
Cash flows from financing activities		
Distributions		(1,748,124)
Net cash provided by financing activities		(1,748,124)
Net increase in cash		(1,556,242)
Cash and cash equivalent at beginning of period		3,886,659
Cash and cash equivalent at end of period	$	2,330,417

The accompanying notes are an integral part of the financial statements.

PRIME NUMBER CAPITAL, LLC

Notes to Financial Statements

Year Ended December 31, 2024

1. Organization and Nature of Business

Prime Number Capital, LLC (the Company) was organized in the State of Delaware in April 2017 as a limited liability company. The company is an introducing broker-dealer and does not hold or maintain customer funds or securities or provide clearing services for other broker-dealer(s). The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC")

2. Significant Accounting policies

a. Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") unless otherwise disclosed. The Company is evaluating new accounting standards and will implement as required.

b. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

c. Cash and Cash Equivalents

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.   The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements

d. Accounts Receivable

The Company establishes an allowance for uncollectible commissions or advisory fee based on management's evaluation of the collectability of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2024. Accounts receivable are not collateralized.

e. Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of 3 to 5 years for furniture & fixtures and leasehold improvement relative to occupancy (currently both leases are on a month-to-month basis) and 3 to 5 years for equipment.

Property and equipment is recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred.

f. Revenue Recognition

The Company earns underwriting commissions, management fees, and selling concessions by participating in the underwriting of securities (initial public offerings). The Company acts as lead or participating underwriter. In 2024, the Company acts on a firm commitment and on best effort basis. The Company enters into an underwriting agreement with a syndicate group and the issuer. The Company recognizes revenue as the difference between the purchase price of a security from the issuer and the sales price to the public investors. This is outlined in the underwriting agreement. Revenue is recorded net of selling group expenses if the Company is the lead underwriter. The Company may also recognize an additional 1% of gross proceeds for non-accountable expenses as the lead underwriter, depending on the terms in the underwriting agreement, upon closing of the initial public offering. The Company had underwriting revenue on a firm commitment basis of $448,001 recognized upon the date the Company enters into a firm commitment to purchase the securities from the issuers. Most of the syndicate payment is settled 90 business days from the public listing date. $591,430 was recognized in Jan 2025 subsequently.

Financial Advisory Fees - The Company provides market analysis and financial advisory consulting. The Company typically is paid a retainer in cash upfront and the recognition of revenue is deferred until advisory or consulting services are provided. The revenue is recognized based on hours the Company works for the client during a certain period or by the critical phases of progresses being made in the project.

Trading Commissions - The Company charges a trading commission for executing trades for the clients. The trading commissions mainly include the brokerage fee for executing the sale of shares acquired by subscribers through an initial public offering (IPO). The amount required is stated in the prospectus.

Reimbursed Expenses - For some projects, the issuers reimburse expenses to the Company or the vendor by the Company for the execution of projects ("Reimbursed expenses"). Reimbursed expenses include amounts reimbursed by the issuer for consulting and project

management fees, and travel expenses, incurred by the Company. $283,808 prior-year reimbursed expenses was recorded.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

g.   Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code to be treated as an limited liability company. In lieu of corporation income taxes, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements as of December 31, 2024. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2024.

h.   Marketing

The costs are expensed as incurred. Except if identified as accountable expenses as disclosed in note 13.

i.   Travel

The costs are expensed as incurred. Except if identified as accountable expenses as disclosed in note 13.

j. General and Administrative Expenses

The costs are expensed as incurred. Except it is identified as accountable expense disclosed in note 13.

k. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition through the date that the financial statements were available to be issued and noted no items that needed to be recorded.

l. Fair Value Hierarchy

"FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value."

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly

Level 3. Inputs are unobservable for the assets or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within

which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value & Note 8 Financial Instruments"

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of "applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1). A $1,748,124 equity capital was distributed and withdrew by members during the FY 2024. A $500,000 equity capital was contributed by members in January 2025 subsequently.

At December 31, 2024, the Company had net capital which was in excess of the required minimum net capital of $389,163 . The company's aggregate indebtedness to net capital ratio was 5.3762 to 1.

4. Credit Risk and Concentration

The Company maintains its operating cash in a bank deposit account with a major financial institution JP Morgan Chase, and an investment bank to trade US Treasury Notes in amounts of which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures the Company's bank account up to $250,000. Cash and securities held at the Company's clearing firm, Velox Clearing, are insured by SIPC up to a maximum of $500,000 of which $250,000 can be cash. The Company has not experienced any loss on these accounts and believes it is not subject to any significant credit risk.

A significant amount of the Company's revenues are derived from commissions on securities offerings and advisory fees on advising clients on capital markets transactions.

5. Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability, Right of Use (ROU) liability

and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis or borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the among of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease terms.

Other information related to leases as of December 31, 2024;

The average discount rate is 7%.

The Company entered into a non-cancelable operating lease in August 2023 for use of its office facility continuing through February 2027.

Lease and occupancy related expense was $174,602 in 2024.

Future minimum lease payments are:

2025	139,320
2026	139,320
2027	23,220
Undiscounted Lease Obligations	301,860
Discount	(21,451)
Total ROU Liability	$ 280,409

PRIME NUMBER CAPITAL, LLC

Notes to Financial Statements

Year Ended December 31, 2024

6. Fair Value

Cash and cash equivalents, accounts receivables, other assets, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of the instruments. Except if identified as accountable expense as disclosed in Note 13

<u>Level 1</u>

Assets

Treasury notes	1,548,614
Total	$ 1,548,614

The remaining treasury note of the three treasury notes is the one which matures October 15, 2026. It was purchased in 2023 with an interest rate is 4.625%. The balance includes accrued interest of $14,910. Interest income from all three treasury notes was $141,365 (free of state income tax). The realized gain of disposing other two treasury notes were $24,542 and unrealized gain on the other investment was a $11,590 loss for the year ended December 31, 2024.

7. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2), the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2024, the company was not in violation of this requirement.

Moment to moment net capital: Broker-dealers must have at all times (including intraday) sufficient net capital to meet the haircut requirements of the Capital Rule before taking on any new proprietary positions, even if the intention of the firm is to liquidate or cover the positions before the end of the same day. During the year, the Company underwrote one follow-on offering on best underwriting basis and participated as selling group member to one IPO offering on a firm underwriting basis. For any IPO offering on a firm commitment basis, an appropriate 30% haircut rule was applied onto the intraday open contractual commitment, demonstrating moment to moment compliance with the Capital Rule.

The Company lease commitments as disclosed in Note 5 above and had no underwriting commitments as of December 31, 2024.

The Company's policy is to defer all advances received and account for expenses related to the advances upon termination of the engagement. The Company choses to defer the remaining open engagements.

8. Financial Instruments

Investments are presented in the financial statements at fair value and are considered Level 1 due to the fact that there are quoted prices for identical items in an active, visible and liquid market that the Company has the ability to access at the measurement date (see Note 2 above). The Company uses actual cost paid to determine the cost basis of shares of equity securities and options held.

9. Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully disclosed basis. Therefore, all customer money balances and long and short positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the securities transactions introduced by the Company.   In addition, the receivable from the clearing organization is pursuant to this clearing agreement and includes a clearing deposit required by the clearing broker

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss.

10. Related Party Transactions

During the year, $30,587 expenses of roofing repair of the shared main office were charged to corporate credit cards, and other immaterial personal expenses and repayments were recorded through accounts receivable which were recorded under the Accounts Receivables.

The Company is party to an expense sharing agreement (ESA) with one of the Officers who is also the owner of the Parent Company. According to ESA, $12,848 rental and utility for the home office of the Officers is included in Occupancy expense on the Statement of Operations and is still payable to the Officer for leasing out home office areas. $49,000 monthly clearing cost was accrued and still payable to Curvature, pursuant to the clearing agreement.

11. Anti-Money Laundering and Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering compliance, suspicious activities and currency transactions reporting and due diligence on customers who open accounts with the Company. At December 31, 2024, the Company had implemented such policies and procedures.

12. Clearing Account

The Company has clearing agreements with two clearing broker/dealers and the Company has a $202,409 deposits plus some interests in those clearing accounts at December 31, 2024.

13. Project Advances (Advances)

The Company is paid upon execution of certain underwriting engagements. The amount paid is for accountable expenses to be incurred. These funds are recognized as revenue upon termination of the underwriting agreement to the extent of accountable expenses incurred. The Advance is credited to the underwriting fee earned upon the successful public offering. The remaining Advances as of December 31, 2024 are for engagements that are ongoing or not terminated or in dispute.

14. Reimbursed prior year expenses

The Company defers an amount of accountable expenses related to an advance project payment discussed in Note 13, as outlined in certain underwriting agreements with its clients. These expenses are identified to a particular underwriting engagement and are written off once the engagement revenue is recognized or the engagement is terminated.

15. Broker Dealer – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including limited principal transactions, agency transactions, and investment banking. The Company has identified its Chief Operating Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 21 percent of its total revenues from a single external customer in 2024.

Supplementary Information

Pursuant to the Rule 17a-5 of the

AND

Securities Exchange Act of 1934

As of December 31, 2024

DAVID LUNDGREN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED

505 NORTH MUR-LEN ROAD

OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Prime Number Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Prime Number Capital, LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Prime Number Capital, LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the Customer Protection Rule) and (2) Prime Number Capital, LLC stated that Prime Number Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Prime Number Capital, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Prime Number Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Olathe, Kansas
April 2, 2025

PRIME NUMBER CAPITAL, LLC
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1
Schedule I
Year Ended December 31, 2024

NET CAPITAL

Members' Capital	$	1,163,103

DEBITS

Receivables		37,193
Other non-allowable		261,236
Haircuts on Debt securities		23,022
Haircuts on Other securities		-
Total Debits		321,451
NET CAPITAL	$	841,652

CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of Total aggregate indebtedness)		282,965
Minimum capital requirements		100,000
Net capital requirement (greater of two above)		282,965
Net capital in excess of requirements		558,687
Net capital less greater of 10% aggregate indebtedness or 120% of		
Minimum capital requirements	$	417,204

Ratio of aggregate indebtedness to		
Net captal	5.0430	to 1

Reconciliation with Company's Computation (included in

Part II of Form X-17 A-5 as of December 31, 2023)

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations

of Net Capital pursuantto Rule 15c 3-1

Net Capital from eFocus Report Dec 31, 2024	$	841,652
Ner Capital as above		841,652
Difference	$	-

There are no material differences between the net capital reflected in the above computation

and the net capital reflected in the Company's FOCUS Report as of December 31, 2024

PRIME NUMBER CAPITAL, LLC
SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

Schedule II
Year Ended December 31, 2024

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and perserves all books and records pertaining thereto. The Company does not carry security accounts for customers or peform custtodial functions relating to customer securities. The Compay was in compliance with the conditions of the exemption during the year ended December 31, 2024.

As it relates to the Company's direct revenue, the Company did not claim an exemption to SEC Rule 15c3-3 throughout the fiscal year ended December 31, 2024, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on July 1, 2020.

PRIME NUMBER CAPITAL, LLC

SCHEDULE III:

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER

RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2024

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.

As it relates to the Company's direct revenue, the Company did not claim an exemption to SEC Rule 15c3-3 throughout the fiscal year ended December 31, 2024, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on July 1, 2020.

PRIME NUMBER CAPITAL, LLC
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2024

PRIME NUMBER CAPITAL, LLC Exemption Report

Prime Number Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securies an Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(D)(1) and (4). To the best knowledge and belief for the year ended December 31, 2024, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k):(k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R & 240.15c3-3(k) throughout the most recent fiscal year without exception.

3. The company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R & 240.17a-5 because the Company limits its business activities to:

Effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Shenghui Yang, swear (or affirm) that to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Prime Number Capital, LLC

Shenghui Yang

Title: CEO

Date: April 2, 2025

PRIME NUMBER CAPITAL, LLC
SCHEDULE OF AGGREGATE INDEBTENESS
SCHEDULE IV
Year Ended December 31, 2024

AGGREGATE INDEBTEDNESS:

Project Advances	$	2,312,829
Deferred Revenue		671,410
Commission payable		913,602
Other payable		346,637
Lease liabilities		280,409
Total Liabilities	$	4,524,887

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Prime Number Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Prime Number Capital, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Olathe, Kansas
April 2, 2025

PRIME NUMBER CAPITAL, LLC
SIPC General Assessment Reconciliation
December 31, 2024

General Assessment Calculation

Total Revenue (excluding reimbursed expenses & unrealized gain)	$	1,119,640
Deductions:Commissions, clearance paid to other SIPC members		(85,321)
Deductions:Net gain from securities in investment accounts		(154,317)
Total interest expense		-
Total Revenue adjusted		880,002
Rate		0.15%
General Assessment Due		1,320
Less SIPC 6		780
Remaining Assessment Due		540
Late Payment		-
Paid with SIPC 7		540
Balance Due	$	-

There is no material difference between SIPC-7 and this reconciliation

See Independent Accoutant's report